[INSERT CITIGROUP HEADER]
September 18, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	Kayne Anderson Energy Development Company
Registration Statement on Form N-2
(File No. 333-134829)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above captioned securities, hereby joins in the request of Kayne Anderson Energy Development Company that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 12:00 p.m., Eastern Time, on Wednesday, September 20, 2006, or as soon as practicable thereafter.
     In connection with the foregoing, please be advised that the undersigned have distributed approximately 50,000 copies of the Preliminary Prospectus dated September 6, 2006 to underwriters, selected dealers, individuals and corporations.
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Very truly yours,

CITIGROUP GLOBAL MARKETS INC. UBS SECURITIES LLC As Representatives of the several Underwriters
By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Steven Escaler
	Name:	Steven Escaler
	Title:	Vice President